

December 20, 2013

Via E-mail
Scott Tarriff
Chief Executive Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

> **Re:** **Eagle Pharmaceuticals, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 17, 2013**
> **CIK No. 0000827871**

Dear Mr. Tarriff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies and Estimates
Stock Based Compensation, page 68

1. We acknowledge your response and revised disclosure to our comment 1. Please address the following:

    - Since you used the probability-weighted expected return method, which is a method used to allocate enterprise value, tell us why you state that an enterprise value at the valuation date was not determined.
    - Disclose the assumptions used in your discounted cash flow methodology.
    - You state that for <u>each</u> of the PWERM scenarios the hypothetical sale proceeds were added to the cumulative operating cash flows. Clarify what "sale proceeds" you are referring to. Tell us why including sales proceeds is appropriate given the probability-weighted expected return method uses the pre-money value of the

        enterprise, which refers to the company's valuation before any investment, hence any sales proceeds.

- In calculating the value of future cash flows in subsequent periods, you used several factors (i.e. equity risk premium, specific company premium, etc.). Please clarify why each factor was used and how each factor was determined.
- Please tell us why it is reasonable for your discount for lack of control (25%) and for lack of marketability (35%) to remain consistent for each of the three valuations presented.
- We believe that the 15% probability of an IPO used under the PWERM for options grated on November 21, 2013 appears low, particularly since you had progressed significantly through the IPO process at the time of the grant. Please substantiate your observation that there was an increase in withdrawn and postponed IPOs including how you related this observation as well as the number of IPOs that went effective in the determination of your probability.

2.   We acknowledge your response and revised disclosure to our comment 3. Please address the following:

- Your disclosure indicates that the guideline public companies were selected for the purpose of deriving a valuation multiple as an input to the PWERM. Please explain what valuation multiple was derived and how this multiple was used in the PWERM. Please note the guideline public company method is used under the market approach for valuation purposes and the PWERM is used under the income approach for valuation purposes.
- The guideline public companies that you selected do not appear to be comparable to you particularly by market size, liquidity, number of products, etc. It does not appear that a quantitative adjustment would be able to adequately eliminate the significant differences between you and the guideline public companies disclosed. Please substantiate the use of these companies or revise accordingly.
- On page F-13, you disclose that you determined the expected stock price volatilities by examining the historical volatilities of industry peers. Disclose the methodology used to determine your expected volatility factor from the data obtained from the industry peers.

3. Please note the following once your IPO price has been determined:

- Please provide quantitative disclosures in addition to the qualitative disclosures provided explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.
- Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.
- We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg, Senior Assistant Chief Accountant at (202) 551-3679 if you have any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

Via E-mail
Marc Recht, Esq.
Cooley, LLP